March 10, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Golden Star Resources Ltd.
Registration Statement on Form S-3
Filed November 28, 2008
File No. 333-155767

Dear Mr. Schwall:

On behalf of Golden Star Resources Ltd. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 22, 2008 (the “SEC Letter”), regarding the above-referenced filing. In connection herewith, the Company has filed by EDGAR an amended Form S-3, which incorporates the changes made in response to the comments in the SEC Letter, as well as certain other updated information.

We have enclosed a copy of Amendment No. 1 to Form S-3 marked to show changes from the original filing.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number. Page references appearing in the comment responses below refer to pages in the enclosed marked copy of the Form S-3/A.

Risk Factors, page 5

Comment 1: We note that your operations have resulted in substantial net losses in each of your last seven fiscal quarters. We also note that your fixed charges have increased dramatically over those same periods. With regard to the possibility of your issuing additional debt securities pursuant to this registration statement, please include additional discussion of the risk that you will not be able to service your debts.

Response: The requested revisions have been made on page 6.

Exhibit 5

Comment 2: We note your counsel’s statement in the final paragraph that the opinion “must not be relied upon by any other person, including any purchaser of securities.” Please revise this exhibit to remove any disclaimer of or limitation on the ability of other parties to rely on your legality opinion.

Response: The opinion, as contemplated in your letter dated February 2, 2009, has been revised and re-filed with Amendment No. 1 to the Form S-3. Upon a takedown of securities from the Form S-3, the Company will file as an exhibit an updated legal opinion as requested.

Please call me at (303) 892-7344 if you wish to discuss these matters.

Sincerely,

/s/ Michelle H. Shepston
Michelle H. Shepston for
DAVIS GRAHAM & STUBBS LLP

Enclosures

cc:	J. Lucas (SEC)
John A. Labate (Golden Star)

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